UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 24, 2025, Ascentage Pharma Group International issued a press release entitled “Ascentage Pharma Announces Publication of Olverembatinib Phase Ib Safety, Efficacy and Novel Mechanism Data in Gastrointestinal Stromal Tumors in Nature’s Signal Transduction and Targeted Therapy”. A copy of the press release is furnished as Exhibit 99.1 to this Report.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release dated November 24, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: November 25, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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